40-33

09005280

OppenheimerFunds®
The Right Way to Invest

SEC
Mail Processing
Section

MAR 24 2009

Washington, DC
100

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281-1008
www.oppenheimerfunds.com

March 23, 2009

Office of Applications and Report Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Civil Action Document Filed on Behalf of OppenheimerFunds, Inc. (File No. 801-8253), OppenheimerFunds Distributor, Inc. (File No. 8-22992), and Oppenheimer California Municipal Fund (File No. 811-5586)**

To the Securities and Exchange Commission:

Enclosed for filing on behalf of Oppenheimer California Municipal Fund, a registered management investment company (the "Fund"), OppenheimerFunds, Inc. ("OFI") and OppenheimerFunds Distributor, Inc. ("OFDI"), the Fund's investment advisor and general distributor, respectively, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the complaint in *Tackmann v. OppenheimerFunds, Inc., et al.* (USDC, ND CA) (CV 09 1184) (the "Civil Action"). The Civil Action purports to be a class action brought against certain of the Fund's trustees and officers, OFI and OFDI (collectively the "OppenheimerFunds defendants"). The Civil Action states that the plaintiff was a shareholder of the Fund. The enclosed complaint was served on several of the OppenheimerFunds defendants on March 19, 2009.

Very truly yours,

Mitchell J. Lindauer
Vice President &
Assistant General Counsel
(212) 323-0254
fax: (212) 323-4070
mlindauer@oppenheimerfunds.com

cc: Kramer Levin Naftalis & Frankel LLP

I:\LEGAL\Litigation\SEC Filings\Tackmann Cal Muni Initial Complaint.doc

COPY

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SHAWN A. WILLIAMS (213113)
100 Pine Street, 26th Floor
San Francisco, CA 94111
Telephone: 415/288-4545
415/288-4534 (fax)
shawnw@csgrr.com
– and –
DARREN J. ROBBINS (168593)
DAVID C. WALTON (167268)
CATHERINE J. KOWALEWSKI (216665)
655 West Broadway, Suite 1900
San Diego, CA 92101-3301
Telephone: 619/231-1058
619/231-7423 (fax)
darrenr@csgrr.com
davew@csgrr.com
katek@csgrr.com

Attorneys for Plaintiff
[Additional counsel appear on signature page.]

CW

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

FRANK TACKMANN, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. OPPENHEIMERFUNDS, INC., OPPENHEIMER CALIFORNIA MUNICIPAL FUND, CLAYTON K. YEUTTER, BRIAN F. WRUBLE, JOHN V. MURPHY, BRIAN W. WIXTED, DAVID K. DOWNES, MATTHEW P. FINK, ROBERT G. GALLI, PHILLIP A. GRIFFITHS, MARY F. MILLER, JOEL W. MOTLEY, EDWARD V. REGAN, KENNETH A. RANDALL, RUSSELL S. REYNOLDS, JR., JOSEPH M. WIKLER, PETER I. WOLD, SCOTT S. COTTIER, RONALD H. FIELDING, DANIEL G. LOUGHRAN, TROY E. WILLIS and OPPENHEIMERFUNDS DISTRIBUTOR, INC., Defendants.	CV No. 09 1184 CLASS ACTION COMPLAINT FOR VIOLATION OF THE FEDERAL SECURITIES LAWS DEMAND FOR JURY TRIAL

NATURE OF THE ACTION

1. This is a class action on behalf of all persons or entities who purchased or held shares of the Oppenheimer California Municipal Fund ("California Fund" or the "Fund") offered by OppenheimerFunds, Inc. ("OppenheimerFunds") and who were damaged thereby. The action pursues remedies for purchasers and holders of the California Fund, including in connection with its September 27, 2006, March 8, 2007 and October 31, 2007 offerings (the "Offerings"), seeking to pursue remedies under the Securities Act of 1933 (the "1933 Act") and the Investment Company Act of 1940 (the "1940 Act).

2. The California Fund was organized as a Massachusetts business trust in July 1988. The Fund is a mutual fund that seeks as high a level of current interest income exempt from federal and California income taxes for individual investors as is consistent with preservation of capital.

3. The Fund invests primarily in California municipal securities that pay interest exempt from federal and California individual income taxes. These primarily include municipal bonds (which are long-term obligations), municipal notes (short-term obligations), and interests in municipal leases. Most of the securities the Fund buys must be investment grade.

4. Due to defendants' positive, but false, statements, investors purchased and/or continued to hold shares in the Fund.

5. While the California Fund promoted itself as focusing on capital preservation and being safer than a high yield municipal bond fund, unbeknownst to investors, the Fund altered its investment style and began to significantly increase its risk in the hopes of seeking higher returns.

6. Municipal securities are debt securities issued by state and local governments to raise money for a variety of public or private purposes. Municipal securities are considered to be either "general obligations" (*i.e.*, secured by the issuer's pledge of its full faith and credit and taxing power) or "revenue obligations" (*i.e.*, secured by revenue derived from a particular facility or class of facilities or revenue source). Revenue obligations tend to be riskier.

7. The Fund concentrated its portfolio in the riskier revenue obligations type of securities such as Tobacco Bonds, Land Secured or "Dirt Bonds" and Airport Bonds. The Fund further engaged in risky derivative transactions by purchasing Inverse Floaters. Inverse Floaters are

debt instruments whose coupon rate has an inverse relationship to short-term interest rates. The California Fund concentrated its portfolio in these risky investments. By year end 2008, over 33% of the Fund's portfolio was invested in Dirt Bonds and another 25% was invested in Tobacco Bonds.

8. Moreover, over 50% of the California Fund's portfolio consisted of unrated securities. The Fund was prohibited from investing over 25% of its investment portfolio in below-investment-grade securities. Nonetheless, if a security was unrated then it could be considered investment grade based upon management's assessment that the security was comparable to rated investment-grade securities.

9. The Fund further took on additional unnecessary risks by significantly increasing its leverage exposure. The California Fund leveraged its net assets by borrowing money using the Fund's assets as collateral and then using the proceeds to pursue high risk investments. The use of leverage greatly increases an entity's potential loss as the Fund is exposed to loss on its new investments in addition to loss associated with its original assets. Moreover, the Fund's use of off-balance-sheet vehicles to create leverage helped to conceal from investors the California Fund's full exposure to risky investments. Further leverage created additional risk as the Fund was using short-term borrowings to fund its purchase of long-term bonds. This caused pressure on the Fund as the credit markets tightened up and the Fund was unable to roll over its short-term debt.

10. Defendants concealed that the California Fund had increased its exposure in these excessively risky bets in the hopes of higher returns, such that investors remained unaware of these additional risk exposures.

11. Beginning in February 2008, the California Fund's shares declined in tandem with other municipal bond fund shares as the auction-rate securities market, which had been an important source of debt financing for municipal bond funds, froze, thus exposing the poor underlying fundamentals of the municipal bond funds' risk management practices. As a result of these concerns, the Fund's shares began to slide.

12. Then, beginning in late September 2008 and continuing through February 2009, the Fund began to acknowledge the serious deterioration in its portfolio. As a result of these disclosures, the price of the Fund's shares collapsed. Prior to any negative disclosures, the California Fund

traded within a narrow trading band. Class A shares of the Fund traded in the $10 to $12 range for years. In contrast, by mid-October 2008, the Class A shares were trading and continue to trade in the $6 per share range, trading as low as $5.64 per share on December 17, 2008.

13. For 2008, the California Fund was one of the worst performers in the California municipal bond fund market. It lost 41.3% of its value for the year. By comparison, Lipper Analytical Services reported that on average bond funds in its California Municipal Debt Fund category were down 11.5% for the year. *Morningstar* similarly reported an average loss of 11.7% for bond funds in its Municipal California Long-Term category for 2008.

14. The true facts which were omitted from the Registration Statements/Prospectuses issued in connection with the Offerings were as follows:

(a) The Fund was no longer adhering to its objective of preserving capital, but in an effort to achieve greater yields was pursuing riskier instruments;

(b) The extent of the Fund's liquidity risk due to the illiquid nature of a large portion of the Fund's portfolios;

(c) The extent to which the Fund's portfolio contained unrated securities;

(d) The Fund's internal controls were inadequate to prevent defendants from taking on excessive risk or to prevent them from improperly evaluating the credit quality of unrated securities; and.

(e) The extent of the Fund's leverage exposure was misstated.

JURISDICTION AND VENUE

15. The claims asserted herein arise under and pursuant to §§11, 12(a)(2) and 15 of the 1933 Act and §13(a) of the 1940 Act.

16. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331, §22 of the 1933 Act and §44 of the 1940 Act.

17. Venue is proper in this District pursuant to 28 U.S.C. §1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District.

18. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

19. Plaintiff Frank Tackmann acquired shares of the Fund during the Class Period as set forth in the accompanying certification, and has been damaged thereby.

20. Defendant OppenheimerFunds is one of the largest asset management companies in the United States. OppenheimerFunds offers products and services to individuals, corporations and institutions, including mutual funds, separately managed accounts, investment management for institutions, hedge fund products, qualified retirement plans and subadvisory investment-management services. OppenheimerFunds acts as the Fund's manager and is primarily responsible for selecting the Fund's investments and handling its day-to-day operations.

21. Defendant California Fund is an open-end mutual fund company registered under the 1940 Act. The Fund offers investors three different classes of shares. The California Fund and its trustees are responsible for ensuring that the Fund complies with its stated objectives. The California Fund was the registrant of the Offerings. The Fund's classes are as follows:

Class A Shares
Class B Shares
Class C Shares

22. Defendant Clayton K. Yeutter ("Yeutter") was, at relevant times, Chairman of the Board of Trustees for the California Fund. Defendant Yeutter signed or authorized the signing of the September 2006 N-1A Registration Statement.

23. Defendant Brian F. Wruble ("Wruble") is, and at times relevant was, a trustee and Chairman of the Board of Trustees for the California Fund. Defendant Wruble signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

24. John V. Murphy ("Murphy") was, at relevant times, President, Principle Executive Officer and trustee of the California Fund. Defendant Murphy signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

25. Defendant Brian W. Wixted ("Wixted") is, and at all relevant times was, Treasurer and Principal Financial & Accounting Officer of the California Fund. Defendant Wixted signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

26. Defendant David K. Downes ("Downes") is, and at all relevant times was, a trustee of the California Fund. Defendant Downes signed or authorized the signing of the October 2007 N-1A Registration Statement.

27. Defendant Matthew P. Fink ("Fink") is, and at all relevant times was, a trustee of the California Fund. Defendant Fink signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

28. Defendant Robert G. Galli ("Galli") is, and at all relevant times was, a trustee of the California Fund. Defendant Galli signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

29. Defendant Phillip A. Griffiths ("Griffiths") is, and at all relevant times was, a trustee of the California Fund. Defendant Griffiths signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

30. Defendant Mary F. Miller ("Miller") is, and at all relevant times was, a trustee of the California Fund. Defendant Miller signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

31. Defendant Joel W. Motley (Motley") is, and at all relevant times was, a trustee of the California Fund. Defendant Motley signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

32. Defendant Edward V. Regan ("Regan") was, at relevant times, a trustee of the California Fund. Defendant Regan signed or authorized the signing of the September 2006 and March 2007 N-1A Registration Statements.

33. Defendant Kenneth A. Randall ("Randall") was, at relevant times, a trustee of the California Fund. Defendant Randall signed or authorized the signing of the September 2006 and March 2007 N-1A Registration Statements.

34. Defendant Russell S. Reynolds, Jr. ("Reynolds") is, and at all relevant times was, a trustee of the California Fund. Defendant Reynolds signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

35. Defendant Joseph M. Wikler ("Wikler") is, and at all relevant times was, a trustee of the California Fund. Defendant Wikler signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

36. Defendant Peter I. Wold ("Wold') is, and at all relevant times was, a trustee of the California Fund. Defendant Wold signed or authorized the signing of the September 2006, March 2007 and October 2007 N-1A Registration Statements.

37. Defendant Scott S. Cottier ("Cottier") was, at relevant times, Senior Portfolio Manager of the Fund.

38. Defendant Ronald H. Fielding ("Fielding") was, at relevant times, Senior Portfolio Manager of the Fund.

39. Defendant Daniel G. Loughran ("Loughran") was, at relevant times, a Vice President and Senior Portfolio Manager of the Fund.

40. Defendant Troy E. Willis ("Willis") was, at relevant times, a Vice President and Senior Portfolio Manager of the Fund.

41. The defendants referenced above in ¶¶22-40 are referred to herein as the "Individual Defendants."

42. Defendant OppenheimerFunds Distributor, Inc. (the "Distributor") acted as the distributor of the Fund and is an affiliate of OppenheimerFunds. The Distributor acted as an underwriter in the sale of the Fund in connection with the Offerings, helping to draft and disseminate the offering documents.

CLASS ACTION ALLEGATIONS

43. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the Fund traceable to the false and misleading Registration Statements and Prospectuses for the Offerings and who were damaged thereby (the "Class"). Excluded from the Class are

defendants, the officers and trustees of the OppenheimerFunds, the California Fund or any of the other defendants, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

44. The members of the Class are so numerous that joinder of all members is impracticable. The Fund's shares were actively traded in an efficient market. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the OppenheimerFunds or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. The Fund has billions of outstanding shares.

45. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

46. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

47. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the 1933 Act was violated by defendants' acts as alleged herein;

(b) whether the 1940 Act was violated by defendants' acts as alleged herein;

(c) whether statements made by defendants to the investing public in the Registration Statements/Prospectuses misrepresented material facts about the business, operations and management of the OppenheimerFunds or the California Fund; and

(d) to what extent the members of the Class have sustained damages and the proper measure of damages.

48. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

THE FALSE AND DEFECTIVE REGISTRATION STATEMENTS AND PROSPECTUSES

49. On September 26, 2006, the California Fund filed with the SEC a Registration Statement on Form N-1A, a Prospectus and Statement of Additional Information (collectively the "September 2006 Prospectus"). The September 2006 Prospectus emphasized the Fund's objective of "preservation of capital."

50. The September 2006 Prospectus represented the following about the Fund's business and operations:

> ABOUT THE FUND
>
> The Fund's Investment Objective and Principal Investment Strategies
>
> WHAT IS THE FUND'S INVESTMENT OBJECTIVE? ***The Fund seeks as high a level of current interest income exempt from federal and California income taxes for individual investors as is consistent with preservation of capital.***
>
> WHAT DOES THE FUND MAINLY INVEST IN? The Fund invests mainly in California municipal securities that pay interest that in the opinion of counsel to the issuer of each security, is exempt from federal and California individual income taxes. These primarily include municipal bonds (which are long-term obligations), municipal notes (short-term obligations), and interests in municipal leases. Most of the securities the Fund buys must be "investment grade" (the four highest rating categories of national rating organizations, such as Moody's). Under normal market conditions, the Fund:
>
> - attempts to invest 100% of its net assets in municipal securities,
> - as a fundamental policy, invests at least 80% of its assets in municipal securities,
> - as a fundamental policy, invests at least 80% of its net assets (plus borrowings for investment purposes) in California municipal securities,
> - the State of California and its political subdivisions (cities, towns and counties, for example),
>
> California municipal securities include municipal securities issued by:

- agencies, instrumentalities (which are state-chartered corporations) and public authorities of the State of California, and

- territories, commonwealths and possessions of the United States (for example, Puerto Rico, Guam and the Virgin Islands).

Securities that generate income subject to alternative minimum tax (AMT) will count towards the 80% California municipal securities requirement.

The Fund does not limit its investments to securities of a particular maturity range, and may hold both short- and long-term securities. However, it currently focuses on longer-term securities to seek higher yields. These investments are more fully explained in "About the Fund's Investments," below.

HOW DO THE PORTFOLIO MANAGERS DECIDE WHAT SECURITIES TO BUY OR SELL? In selecting securities for the Fund, the portfolio managers look primarily throughout California for municipal securities using a variety of factors which may change over time and may vary in particular cases. The portfolio managers currently look for:

- Securities that provide high current income

- A wide range of securities of different issuers within the state, including different agencies and municipalities, to spread risk

- Securities having favorable credit characteristics

- Special situations that provide opportunities for value.

The portfolio managers may consider selling a security if any of these factors no longer applies to a security purchased for the Fund.

WHO IS THE FUND DESIGNED FOR? ***The Fund is designed for individual investors who are seeking income exempt from federal and California income taxes. The Fund does not seek capital gains or growth.*** Because it invests in tax-exempt securities, the Fund is not appropriate for retirement plan accounts or for investors seeking capital growth. The Fund is not a complete investment program.

* * *

HOW RISKY IS THE FUND OVERALL? The risks described above collectively form the overall risk profile of the Fund and can affect the value of the Fund's investments, its investment performance, and the prices of its shares. Particular investments and investment strategies also have risks. These risks mean that you can lose money by investing in the Fund. When you redeem your shares, they may be worth more or less than what you paid for them. There is no assurance that the Fund will achieve its investment objective.

The value of the Fund's investments will change over time due to a number of factors. They include changes in general bond market movements, the change in value of particular bonds because of an event affecting the issuer, or changes in interest rates that can affect bond prices overall. The Fund focuses its investments in California and is non-diversified. The Fund will therefore be vulnerable to the effects of economic changes that affect California issuers. These changes can affect the value of the Fund's investments and its prices per share. ***In the***

OppenheimerFunds spectrum, the Fund is more conservative than some types of taxable bond funds, such as high yield bond funds, but has greater risk than money market funds.

* * *

About the Fund's Investments.

THE FUND'S PRINCIPAL INVESTMENT POLICIES AND RISKS. The allocation of the Fund's portfolio among different types of investments will vary over time based on the Manager's evaluation of economic and market trends. The Fund's portfolio might not always include all of the different types of investments described in this Prospectus.

The Manager tries to reduce risks by selecting a wide variety of municipal investments and by carefully researching securities before they are purchased. However, changes in the overall market prices of municipal securities and the income they pay can occur at any time. The yields and share prices of the Fund will change daily based on changes in market prices of securities, interest rates and market conditions and in response to other economic events. The Statement of Additional Information contains more detailed information about the Fund's investment policies and risks.

Municipal Securities. The Fund buys municipal bonds and notes, certificates of participation in municipal leases and other debt obligations.

The Fund mainly invests in California municipal securities, which are municipal securities that are not subject (in the opinion of bond counsel to the issuer at the time they are issued) to California individual income tax. These debt obligations are issued by the state of California and its political subdivisions (such as cities, towns, counties, agencies and authorities). The term "California municipal securities" may also include debt securities of the governments of certain possessions, territories and commonwealths of the United States if the interest is not subject to California individual income tax.

The Fund can also buy other municipal securities issued by the governments of the District of Columbia and of other states as well as their political subdivisions, authorities and agencies, and securities issued by any commonwealths, territories or possessions of the United States, or their respective agencies, instrumentalities or authorities, if the interest paid on the security is not subject to federal individual income tax (in the opinion of bond counsel to the issuer at the time the security is issued).

Under highly unusual circumstances, the Internal Revenue Service may determine that a municipal bond issued as tax-exempt should in fact be taxable. If the Fund held such a bond, it might have to distribute taxable income or reclassify as taxable income previously distributed as exempt-interest dividends.

Municipal securities are issued to raise money for a variety of public or private purposes, including financing state or local governments, financing specific projects or financing public facilities. The Fund can buy both long-term and short-term municipal securities. Long-term securities have a maturity of more than one year. The Fund generally focuses on longer-term securities, to seek higher income.

The Fund can buy municipal securities that are "general obligations," secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. The Fund can also buy "revenue obligations," payable only from the revenues derived from a particular facility or class of facilities, or a specific excise tax or other revenue source such as, e.g., tobacco revenue settlement bonds. Some revenue obligations are private activity bonds that pay interest that may be a tax preference item subject to alternate minimum taxation for investors subject to alternative minimum tax. The Fund selects investments without regard to this type of tax instrument.

Municipal Lease Obligations. Municipal leases are used by state and local governments to obtain funds to acquire land, equipment or facilities. The Fund can invest in certificates of participation that represent a proportionate interest in payments made under municipal lease obligations. Most municipal leases, while secured by the leased property, are not general obligations of the issuing municipality. They often contain "non-appropriation" clauses under which the municipal government has no obligation to make lease or installment payments in future years unless money is appropriated on a yearly basis.

If the municipal government stops making payments or transfers its payment obligations to a private entity, the obligation could lose value or become taxable. Although the obligation may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and may result in a delay in recovering or the failure to recover the original investment. Some lease obligations may not have an active trading market, making it difficult for the Fund to sell them quickly at an acceptable price.

Ratings of Municipal Securities the Fund Buys. Most of the municipal securities the Fund buys are "investment grade" at the time of purchase. ***The Fund does not invest more than 25% of its total assets in municipal securities that are not "investment grade" at the time of purchase.*** "Investment grade" securities are those rated within the four highest rating categories of Moody's, Standard & Poor's, Fitch or another nationally recognized rating organization, or ***(if unrated) judged by the Manager to be comparable to rated investment grade securities.*** Rating categories are described in the Statement of Additional Information. A reduction in the rating of a security after the Fund buys it will not automatically require the Fund to dispose of that security. However, the Manager will evaluate those securities to determine whether to keep them in the Fund's portfolio.

The Manager may rely to some extent on credit ratings by nationally recognized rating agencies in evaluating the credit risk of securities selected for the Fund's portfolio. It may also use its own research and analysis. Many factors affect an issuer's ability to make timely payments, and the credit risks of a particular security may change over time.

CAN THE FUND'S INVESTMENT OBJECTIVE AND POLICIES CHANGE? The Fund's Board of Trustees can change non-fundamental policies without shareholder approval, although significant changes will be described in amendments to this Prospectus. Fundamental policies cannot be changed without the approval of a majority of the Fund's outstanding voting shares. The Fund's investment objective is a fundamental policy. Other investment restrictions that are fundamental policies are listed in the Statement of Additional Information. An investment policy or technique

> is not fundamental unless this Prospectus or the Statement of Additional Information says that it is.
>
> * * *
>
> ☐ The Fund cannot invest 25% or more of its total assets in any one industry. That limit does not apply to securities issued or guaranteed by the U.S. government or its agencies and instrumentalities or securities issued by investment companies. Nor does that limit apply to municipal securities in general or to California Municipal Securities.

51. On March 8, 2007, the California Fund filed with the SEC a Registration Statement on Form N-1A, a Prospectus and Statement of Additional Information (collectively, the "March 2007 Prospectus"). The March 2007 Prospectus contained substantially similar statements concerning the Fund's objectives and principal investment strategies as contained in the September 2006 Prospectus.

52. On October 31, 2007, the California Fund filed with the SEC a Registration Statement on Form N-1A, a Prospectus and Statement of Additional Information (collectively the "October 2007 Prospectus"). The October 2007 Prospectus contained substantially similar statements concerning the Fund's objectives and principal investment strategies as contained in the September 2006 Prospectus and the March 2007 Prospectus (together with the October 2007 Prospectus, the "Prospectuses").

53. The Prospectuses were negligently prepared and, as a result, contained untrue statements of material facts or omitted to state other facts necessary to make the statements made not misleading and were not prepared in accordance with the rules and regulations governing their preparation.

54. Beginning in February 2008, the California Fund's shares declined in tandem with other municipal bond fund shares as the auction rate securities market, which had been an important source of debt financing for municipal bond funds, froze, thus exposing the poor underlying fundamentals of the municipal bond funds' risk management practices. As a result of these concerns, the Fund's shares began to slide.

55. Then, beginning in late September 2008, as the credit markets froze up, and continuing through February 2009, the Fund began to acknowledge the serious deterioration in the Fund's portfolio.

56. On October 21, 2008, the California Fund filed with the SEC a Prospectus Supplement which provided additional details and risk disclosures concerning the Fund's investments and exposure to liquidity risks, borrowing and leverage, and inverse floaters. The Fund further disclosed that it was amending its filings to provide the Fund with greater flexibility to use bank borrowing for both leverage and to raise money to meet future redemptions if necessary.

57. On November 26, 2008, the California Fund filed with the SEC a Registration Statement on Form N-1A, a Prospectus and Statement of Additional Information (collectively the "November 2008 Prospectus"). In the November 2008 Prospectus, the California Fund disclosed that while one of the Fund's fundamental policies prohibited it from investing more than 25% of its assets in any one industry, Dirt Bond development projects would not be deemed to constitute a single industry. At the time, Dirt Bond projects constituted a third of the Fund's investment portfolio.

58. Throughout the Fall of 2008, the Fund's investment portfolio began to rapidly deteriorate and investors began to realize the extent of the California Fund's exposure to high risk investments. The Fund collapsed from $9.10 per share at the beginning of September to close as low as $5.64 per share in mid-December 2008, losing over 38% of its value in a few months.

59. The Fund continues to trade in the $6 per share range.

60. The true facts which were omitted from the Registration Statements/Prospectuses issued in connection with the Offerings were as follows:

(a) The Fund was no longer adhering to its objective of preserving capital, but in an effort to achieve greater yields was pursuing riskier instruments;

(b) The extent of the Fund's liquidity risk due to the illiquid nature of a large portion of the Fund's portfolios;

(c) The extent to which the Fund's portfolio contained unrated securities;

(d) The Fund's internal controls were inadequate to prevent defendants from taking on excessive risk or to prevent them from improperly evaluating the credit quality of unrated securities; and

(e) The extent of the Fund's leverage exposure was misstated.

COUNT I

Violations of §11 of the 1933 Act Against All Defendants Except Defendants Cottier, Fielding, Loughran and Willis

61. Plaintiff incorporates ¶¶1-60 by reference.

62. This Count is brought pursuant to §11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all defendants, except defendants Cottier, Fielding, Loughran and Willis

63. This Count does not sound in fraud. All of the preceding allegations of fraud or fraudulent conduct and/or motive are specifically excluded from this Count. Plaintiff does not allege that the Individual Defendants or the other defendants had scienter or fraudulent intent, which are not elements of a §11 claim.

64. The Registration Statements for the Offerings were inaccurate and misleading, contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein.

65. The California Fund is the registrant for the Offerings. The defendants named herein were responsible for the contents and dissemination of the N1-A Registration Statements.

66. As issuer of the shares, California Fund is strictly liable to plaintiff and the Class for the misstatements and omissions.

67. None of the defendants named herein made a reasonable investigation or possessed reasonable grounds for the belief that the statements contained in the N1-A Registration Statements were true and without omissions of any material facts and were not misleading.

68. By reasons of the conduct herein alleged, each defendant violated, and/or controlled a person who violated, §11 of the 1933 Act.

69. Plaintiff acquired Fund shares pursuant or traceable to the N1-A Registration Statements for the Offerings.

70. Plaintiff and the Class have sustained damages. The value of the Fund's shares has declined subsequent to and due to defendants' violations.

71. At the time of their purchases of the Fund's shares, plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to late 2008. Less than one year has elapsed from the time that plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time plaintiff filed this complaint.

COUNT II

Violations of §12(a)(2) of the 1933 Act Against Defendants OppenheimerFunds, the California Fund and the Distributor

72. Plaintiff repeats and realleges ¶¶1-71 by reference.

73. This Count is brought pursuant to §12(a)(2) of the 1933 Act on behalf of the Class, against defendants OppenheimerFunds, the California Fund and the Distributor.

74. This Count does not sound in fraud. All of the preceding allegations of fraud or fraudulent conduct and/or motive are specifically excluded from this Count. Plaintiff does not allege that the defendants had scienter or fraudulent intent, which are not elements of this claim.

75. These defendants were sellers and offerors and/or solicitors of purchasers of the shares offered pursuant to the Prospectuses.

76. The Prospectuses contained untrue statements of material facts, omitted to state other facts necessary to make the statements made not misleading, and omitted to state material facts required to be stated therein. The actions of solicitation of the defendants named in this claim included participating in the preparation of the false and misleading Prospectuses and participating in marketing the Fund to investors. The Distributor, as the distributor of the shares in the Offerings, essentially acted as an underwriter.

77. These defendants owed to the purchasers of California Fund shares, including plaintiff and other Class members, the duty to make a reasonable and diligent investigation of the

statements contained in the Prospectuses, to ensure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants, in the exercise of reasonable care, should have known of the misstatements and omissions contained in the offering materials as set forth above.

78. Plaintiff and other members of the Class purchased or otherwise acquired California Fund shares pursuant to and/or traceable to the defective Prospectuses.

79. Plaintiff, individually and representatively, hereby offers to tender to defendants those shares which plaintiff and other Class members continue to own, on behalf of all members of the Class who continue to own such shares, in return for the consideration paid for those shares together with interest thereon. Class members who have sold their California Fund shares are entitled to rescissory damages.

80. By reason of the conduct alleged herein, these defendants violated, and/or controlled a person who violated, §12(a)(2) of the 1933 Act. Accordingly, plaintiff and members of the Class who hold California Fund shares purchased in the Offerings have the right to rescind and recover the consideration paid for their California Fund shares and hereby elect to rescind and tender their California Fund shares to the defendants sued herein. Plaintiff and Class members who have sold their California Fund shares are entitled to rescissory damages.

COUNT III

Violations of §15 of the 1933 Act Against OppenheimerFunds and the Individual Defendants

81. Plaintiff repeats and realleges ¶¶1-80 by reference.

82. This Count is brought pursuant to §15 of the 1933 Act against the Individual Defendants and OppenheimerFunds.

83. This Count does not sound in fraud. All of the preceding allegations of fraud or fraudulent conduct and/or motive are specifically excluded from this Count. Plaintiff does not allege that the Individual Defendants or the other defendants had scienter or fraudulent intent, which are not elements of this claim.

84. Each of the Individual Defendants was a control person of the California Fund by virtue of his or her position as a trustee and/or senior officer of the California Fund. The Individual Defendants each had a series of direct and/or indirect business and/or personal relationships with other trustees and/or officers and/or major shareholders of the California Fund.

85. OppenheimerFunds was a control person of the California Fund by virtue of its position as manager for the Fund.

86. Each of the Individual Defendants and OppenheimerFunds were culpable participants in the violations of §11 of the 1933 Act alleged in the Count above, based on their having signed or authorized the signing of the N-1A Registration Statements/Prospectuses and having otherwise participated in the process which allowed the Offerings to be successfully completed.

COUNT IV

Violations of §13(a) of the 1940 Act Against Defendants OppenheimerFunds and the California Fund

87. Plaintiff repeats and realleges each of the allegations set forth above as if fully set forth herein.

88. This Count is asserted against OppenheimerFunds and the California Fund for violations of §13(a) of the 1940 Act.

89. The stated investment objective of the California Fund was primarily to seek as high a level of current interest as is consistent with preservation of capital.

90. OppenheimerFunds and the California Fund did not obtain authorization from a majority of the Fund's outstanding voting shareowners prior to deviating from the Fund's investment policy with respect to its objective. This deviation exposed investors to increased risk.

91. This deviation ultimately led to losses by Fund investors.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff as a Class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding rescission or a rescissory measure of damages; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury

DATED: March 18, 2009

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SHAWN A. WILLIAMS

SHAWN A. WILLIAMS

100 Pine Street, 26th Floor
San Francisco, CA 94111
Telephone: 415/288-4545
415/288-4534 (fax)

COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
DAVID C. WALTON
CATHERINE J. KOWALEWSKI
655 West Broadway, Suite 1900
San Diego, CA 92101-3301
Telephone: 619/231-1058
619/231-7423 (fax)

DYER & BERENS LLP
JEFFREY A. BERENS
682 Grant Street
Denver, CO 80203-3507
Telephone: 303/861-1764
303/395-0393 (fax)

HOLZER, HOLZER & FISTEL, LLC
COREY D. HOLZER
200 Ashford Center North, Suite 300
Atlanta, GA 30338
Telephone: 770/392-0090
770/392-0029 (fax)

Attorneys for Plaintiff

S:\CptDraft\Securities\Cpt Oppenheimer CA Municipal Fund.doc

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

ATTORNEY OF RECORD FOR PLAINTIFF
FRANK TACKMANN

CERTIFICATION OF PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

The undersigned declares, as to the claims asserted under the federal securities laws, that:

1. The undersigned has reviewed the complaint and approves its filing.

2. The undersigned did not purchase the security that is the subject of this action at the direction of counsel or in order to participate in this lawsuit.

3. The undersigned is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The undersigned's purchases and sales of Oppenheimer California Municipal Bond Fund (Ticker: OCACX) shares during the Class Period, are as follows:

Transaction Date(s)	# of Shares	Buy or Sell	Price/Share
01/22/2007	1,284.247	Buy	11.68

5. During the three years prior to the date of this certificate, the undersigned has sought to serve or served as a representative party for a class in the following actions under the federal securities laws:

6. The undersigned will not accept any payment for serving as a representative party on behalf of the class beyond the undersigned's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 17 day of March 2009.

[signature]
Frank Tackmann

United States District Court
For the Northern District of California

IN THE UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

NOTICE OF AVAILABILITY OF MAGISTRATE JUDGE TO EXERCISE JURISDICTION

In accordance with the provisions of Title 28, U.S.C. § 636(c), you are hereby notified that a United States magistrate judge of this district is available to exercise the court's jurisdiction and to conduct any or all proceedings in this case including a jury or nonjury trial, and entry of a final judgment. Exercise of this jurisdiction by a magistrate judge is, however, permitted only if all parties voluntarily consent.

You may, without adverse substantive consequences, withhold your consent, but this will prevent the court's jurisdiction from being exercised by a magistrate judge.

An appeal from a judgment entered by a magistrate judge may be taken directly to the United States court of appeals for this judicial circuit in the same manner as an appeal from any other judgment of a district court.

Copies of the Form for the "Consent to Exercise of Jurisdiction by a United States Magistrate Judge" are available from the clerk of court.

The plaintiff or removing party shall serve a copy of this notice upon all other parties to this action pursuant to Federal Rules of Civil Procedure 4 and 5.

FOR THE COURT,
RICHARD W. WIEKING, CLERK

Mary Ann Buckley

By: Deputy Clerk

United States District Court

Northern District of California

Consenting To A Magistrate Judge's Jurisdiction In The Northern District Of California

Table of Contents

A Message from the Chief Judge of the U.S. District Court 4

How Consent Jurisdiction Works 6

Potential Benefits of Consenting To Magistrate Judge Jurisdiction 7

Magistrate Judge Brazil 9

Magistrate Judge Chen 10

Magistrate Judge James 11

Magistrate Judge Laporte 12

Magistrate Judge Larson 13

Magistrate Judge Lloyd 14

Magistrate Judge Seeborg 15

Magistrate Judge Spero 16

Magistrate Judge Trumbull 17

Magistrate Judge Vadas 18

Magistrate Judge Zimmerman 19

A Message from the Chief Judge of the U.S. District Court

As you embark on civil litigation in the United States District Court for the Northern District of California—whether as a party to a lawsuit or as an attorney—I encourage you to familiarize yourself with the range of services provided by the court's magistrate judges and especially to consider consenting to have a magistrate judge handle all aspects of your case, up to and including dispositive motions, jury or court trial and the entry of judgment.

The Northern District is one of the few federal trial courts in the country to assign a wide range of civil cases directly to magistrate judges upon filing. As a consequence, the magistrate judges have direct experience with nearly all types of civil matters filed in our court. Because our court is very busy, agreeing to proceed before a magistrate judge often means that the case will be resolved more quickly than if the case remained before a district judge. While consent is customarily given soon after a case is filed, parties may consent to have a magistrate judge preside over their case at any point in the proceedings.

Every magistrate judge in the Northern District underwent a highly competitive selection process and had years of litigation experience before being appointed to the bench. As the biographies that follow demonstrate, each is active in law school teaching and continuing legal education for attorneys. Many have been appointed to important committees within the federal courts.

Most have completed at least one term as a magistrate judge and have been reappointed based on detailed, confidential feedback from the bar establishing satisfaction with their work—including their work on dispositive motions and trials. Combined, the Northern District's magistrate judges bring a total of 125 years of federal judicial experience to their work at our court. Each is equipped to handle the full range of issues presented to our court.

Vaughn R Walker

Chief Judge

HOW CONSENT JURISDICTION WORKS

Since 1979, the parties in a civil action have had the option of consenting to have all aspects of their case, including trial, handled by a United States magistrate judge.[1] The Northern District of California has been one of the leaders nationwide in implementing this process. When a civil action is filed in this District, ordinarily it will be randomly assigned for all purposes to either a district judge or a magistrate judge.[2] By local practice, a magistrate judge is assigned a civil caseload approximately 30% that of a district judge's civil caseload, in recognition of a magistrate judge's other duties, such as presiding over settlement conferences. Each magistrate judge typically has about 100 consent cases. In 2007, the magistrate judges completed handling almost 800 civil cases in which they had exercised consent jurisdiction. When a case is initially assigned to a magistrate judge, the plaintiff is given a form to use to either consent to or decline magistrate judge jurisdiction.[3] Plaintiff is also required to serve that form on each defendant. Each party should make a decision regarding magistrate judge jurisdiction as soon as possible, and in any event prior to the case management conference which is generally held about 100 days after the case is filed. Civil L.R. 73-1.

If all parties consent to magistrate jurisdiction, then the magistrate judge to whom the case is assigned will preside over all aspects of the case, through trial. F.R.Civ.P. 73(b). An appeal from the magistrate judge's rulings is made to the appropriate appellate court exactly as if the rulings were from a district judge. F.R.Civ.P. 73(c).

A civil case initially assigned to a district judge may also be reassigned to a magistrate judge if all parties consent to magistrate judge jurisdiction. The parties should expect the district judge to ask at the case management conference whether they have considered consenting to a magistrate judge jurisdiction.

Each magistrate judge has an assigned courtroom designed to accommodate civil jury trials. Each magistrate judge has at least one law clerk. Many have a second law clerk in lieu of a secretary.

Magistrate judges are fully integrated into the court's administration, serving on all court committees and chairing some of them.

POTENTIAL BENEFITS OF CONSENTING TO MAGISTRATE JUDGE JURISDICTION

This District has always recruited experienced trial attorneys of the highest caliber who undergo a merit selection process before being appointed as a magistrate judge. Because of their diverse experiences while in practice and while presiding over civil matters including trials, this District's magistrate judges are able to preside over all types of civil litigation. The biographies of the current magistrate judges are set forth below.

Parties that consent to have their case tried before a magistrate judge will receive a date certain for trial. The right to a speedy trial in felony criminal matters requires district judges to give statutory priority to trying those cases, which can sometimes require that civil trial dates be moved. Unlike district judges, magistrate judges do not preside over felony criminal matters.

The historical experience in this District has been that our magistrate judges have virtually always met their scheduled trial dates. Because magistrate judges' trial dockets are generally less crowded than those of district court judges, they are often able to schedule a trial within a year of the filing of the complaint.

ENDNOTES

1) Federal Magistrate Act of 1979, 28 U.S.C § 636(c)(1). See also F.R.Civ.P. 73(b).

2) District Judges, sometimes called Article III Judges, are appointed by the President, confirmed with the advice and consent of the Senate and hold their position for life. Magistrate Judges are appointed by the District Judges of each district following a merit selection process and serve for a period of eight years, subject to reappointment.

3) If the case has been removed from state court, the form is given to the removing party, who is required to serve it on all other parties.

WAYNE D. BRAZIL



Magistrate Judge Wayne Brazil was appointed in 1984. He has been the Northern District's ADR Magistrate Judge since the late 1980's. He has presided over jury and court trials in a wide range of civil and criminal cases, including patent, trade secrets, trademark, commercial contract, civil rights, employment, personal injury, maritime, and tax. He has hosted more than 1,500 settlement conferences and published opinions in intellectual property, insurance, civil rights, maritime law, privileges, work product, civil discovery, and case management.

After receiving a B.A. from Stanford, Judge Brazil got his Ph.D. and M.A. from Harvard and his J.D. from Boalt Hall. He practiced civil litigation at Farella, Braun & Martel from 1975-1977. He then became a law professor at the University of California, Hastings College of the Law and at the University of Missouri. He taught civil procedure, constitutional law, criminal procedure, and civil rights from 1978 to 1984. He has authored books on the use of special masters in complex litigation and on settling civil suits, some 30 articles in legal periodicals, and the chapters on Rules 16 and 37 of the Federal Rules of Civil Procedure in Moore's Federal Practice, 3d Ed. He has served on the committees on Civil Rules and Evidence of the Judicial Conference of the United States and on the Ninth Circuit's ADR Committee.

EDWARD M. CHEN



Magistrate Judge Edward M. Chen was appointed in 2001. He has presided over civil and criminal bench and jury trials, as well as hosted more than 500 settlement conferences. A 1975 Order of the Coif graduate of the University of California Boalt Hall School of Law, he clerked for the Honorable Charles B. Renfrew in the Northern District of California and then clerked for the Honorable James R. Browning in the Ninth Circuit Court of Appeals.

Judge Chen worked as a litigation associate at Coblentz, Cahen, McCabe & Breyer, and then as staff counsel of the ACLU Foundation of Northern California. He served as an officer of the California Asian American Judges Association, and as a Master of the Edward J. McFetridge American Inn of Courts. Chief Judge Schroeder of the Ninth Circuit appointed him to the Ninth Circuit Task Force on Self-Represented Litigants, and then as the chair of the Ninth Circuit Implementation Committee on Self-Represented Litigants. He was also appointed chair of the Federal Courts Committee on the California Commission on Access to Justice. He has published cases on discovery, privileges, civil procedure, civil and constitutional rights, international human rights, and criminal procedure. He has also published articles in the California Law Review, Asian Law Journal, George Mason Law Review, and Hastings Communications and Entertainment Law Journal. He has given presentations on such subjects as electronic discovery, patent litigation, employment law, civil rights, national security and constitutional rights, discrimination, case management, alternative dispute resolution, and Asian American legal history. He has taught and lectured on mediation and case management in India and Malaysia. In 2007, he was voted Judge of the Year by the Barristers Club of San Francisco.

MARIA-ELENA JAMES



Magistrate Judge Maria-Elena James was appointed in 1994. She has presided over numerous cases and conducted thousands of settlement conferences. Outside the courtroom, she teaches a number of classes at three Bay Area law schools: University of California Hastings, University of San Francisco, and Golden Gate University. She also co-created a course called *The Roles of Referees and Commissioners* and taught the course, along with another course, at the California Judicial Education and Research College.

A 1978 graduate of the University of San Francisco Law School, she served as director of the Small Claims Court Education Project in the Consumer Fraud Unit of the San Francisco District Attorney's Office. She went on to serve as a deputy public defender in San Francisco, staff attorney for the National Labor Relations Board, and Deputy City Attorney as well as supervising attorney in San Francisco. She then served as a Commissioner in the San Francisco Superior Court for six years. She volunteers as a mock trial judge for all grades of students and serves as a mentor to law students. Her speaking engagements include a 2006 panel on Comparative Racial Justice at the University of Paris, Nanterre and the Assemblee Nationale.

ELIZABETH D. LAPORTE



Magistrate Judge Elizabeth Laporte was appointed in 1998. She has presided over numerous civil cases through trial or other disposition, including patent, trademark, copyright, employment, civil rights and environmental cases. She also has conducted over 1000 settlement conferences, handled criminal matters, and resolved discovery disputes.

A 1982 graduate of Yale Law School and a Marshall Scholar, with an M.A. in Politics and Economics from Oxford, she clerked for the Honorable Marilyn Hall Patel in the Northern District of California. She was a partner at the boutique litigation firm of Turner & Brorby, and an Administrative Law Judge for the California Department of Insurance. In 1996, she began serving as Chief of Special Litigation for the San Francisco City Attorney's Office, and was named a Lawyer of the Year by *California Lawyer*. She has authored articles on patent litigation and settlement in the *Northern California ABTL [Association of Business Trial Lawyers] Report*, and has written on e-discovery. She regularly speaks on patent litigation, settlement, e-discovery, jury trials, and other topics. She is a past chair of the Magistrate Judge Executive Board of the Ninth Circuit, and a current member of the Jury Trial Improvement Committee of the Ninth Circuit Court of Appeals, the Sedona Conference Working Group on Electronic Document Retention and Production, the Executive Committee of the Litigation Section of the Bar Association of San Francisco, and the Board of Governors for the Northern California Chapter of the Association of Business Trial Lawyers.

JAMES LARSON



Magistrate Judge James Larson was appointed in 1997. He was appointed Chief Magistrate Judge in 2005 for a four year term. He has presided over criminal and civil cases, handled discovery and conducted settlement conferences in a variety of subject areas, including intellectual property, antitrust, contracts, civil rights, employment, environmental, class actions and other statutory liability. He has conducted more than 1,000 mediations and settlement conferences.

He received his undergraduate degree from Stanford University in 1965 and his J.D. from U.C.L.A. law school in 1968, where he was selected for the Moot Court Honors Program. Thereafter he worked in a number of small firms in Los Angeles and the Bay Area, handling admiralty, personal injury, civil rights and criminal matters before founding the law firm of Larson and Weinberg in San Francisco, where he remained until 1990. He then formed his own firm and worked on civil, criminal, trial and appellate cases. He has taught civil trials and criminal pre-trial procedure and has participated for many years in the Intensive Trial Advocacy Program at Cardozo Law School in New York.

Judge Larson has chaired or served on numerous court committees and has appeared on panels of judges and attorneys discussing e-discovery issues, settlement techniques, punitive damages, and bad faith litigation. In December, 2007, he and several other members of the court conducted a comprehensive mediation training program for the High Court Judges of Malaysia.

HOWARD R. LLOYD



Magistrate Judge Howard R. Lloyd was appointed in 2002. He has presided over a variety of civil and criminal trials and has extensive discovery as well as case-dispositive law and motion experience. He has presided over hundreds of settlement conferences in a wide variety of civil cases.

Judge Lloyd earned his undergraduate degree at the College of William and Mary, graduating Phi Beta Kappa, and his law degree from the University of Michigan Law School. He then worked as a civil trial and appellate lawyer for 30 years with a prominent San Jose law firm and personally tried many cases and argued dozens of appeals. He practiced in all areas, but especially employment, intellectual property, and commercial law. He then worked for 2 years as an independent and full time arbitrator and mediator. While in private practice Judge Lloyd was selected for voluntary service as an Early Neutral Evaluator (N.D. CA), mediator (California Court of Appeals), and Settlement Judge Pro Tem (Santa Clara County Superior Court). He is a frequent presenter at continuing education courses for attorneys and currently teaches at Santa Clara University Law School.

RICHARD SEEBORG



Magistrate Judge Richard Seeborg was appointed in 2001. Since joining the Court, he has presided over numerous bench and jury trials and has conducted hundreds of settlement conferences on all manner of federal civil cases. Judge Seeborg received his B.A., *summa cum laude*, Phi Beta Kappa, from Yale College in 1978. He then went to Columbia University School of Law in 1981, where he was a Harlan Fiske Stone Scholar. Following graduation from law school he served as a law clerk to the Honorable Judge John H. Pratt, district court judge in Washington, D.C. In 1982, he joined Morrison & Foerster's San Francisco office in the litigation department, becoming a partner in 1987.

From 1991 to 1998, Judge Seeborg served as an Assistant U.S. Attorney for the Northern District of California in San Jose. In that capacity, he acted as lead prosecutor on a wide range of matters including complex white collar criminal cases. He re-joined Morrison & Foerster in March 1998, where he resumed a litigation practice in the fields of securities, intellectual property, and general commercial matters.

Judge Seeborg has been a member of the Adjunct Faculty at Santa Clara University School of Law where he has served as co-instructor for a course on Federal Criminal Litigation and has served as co-chair of the Federal Courts Committee of the Santa Clara County Bar Association and as a member of the Executive Committee of Magistrate Judges for the Ninth Circuit. At present, he is a member of the Working Group on Electronic Public Access for the United States Courts and a member the Ninth Circuit Jury Instructions Committee. He is a co-author of Federal Pretrial Civil Procedure in California, a four-volume treatise published by Lexis Nexis.

JOSEPH C. SPERO



Magistrate Judge Joseph C. Spero was appointed in 1999. He has presided over criminal and civil trials in a variety of subject areas, including patent, employment, civil rights, commercial contract, trademark, and federal misdemeanor cases. He has participated in over 1000 settlement conferences. He serves as chairman of the court's Capital Habeas Committee, and as a member of the court's Technology and Practice Committees.

A 1981 graduate of Columbia University School of Law, he clerked for the United States Court of Appeals for the Ninth Circuit. He worked as an associate at Skadden, Arps, Slate, Meagher & Flom, and as associate then partner at Coblentz, Cahen, McCabe & Breyer (now Coblentz, Patch, Duffy & Bass). While in private practice, he trained as a mediator at Harvard Law School and served as a mediator in the Northern District's Alternative Dispute Resolution Program. He also served as a Judge Pro-Tem for the San Francisco County Superior Court. He served as pro bono counsel in a variety of cases, including federal capital habeas matters. As a result, he received the Thurgood Marshall Award from the Bar Association of the City of New York.

PATRICIA V. TRUMBULL



Magistrate Judge Patricia V. Trumbull was appointed in 1987. She served as Chief Magistrate Judge from 2001 to 2005. She has presided over numerous civil and criminal trials and thousands of settlement conferences.

Judge Trumbull received her undergraduate degree from University of California Davis and her law degree. at the Georgetown University Law Center in Washington, D.C. While at Georgetown, she interned at the Department of Justice. After graduating, she spent two years as a law clerk to the Honorable Spencer Williams of the U.S. District Court of Northern California. Following the clerkship, she worked for 12 years as an Assistant Federal Public Defender. She has served on numerous court committees and participated in many panel discussions on a variety of litigation issues.

NANDOR J. VADAS



Magistrate Judge Nandor J. Vadas, a part-time magistrate judge in Eureka, California was appointed in 2004. Although he maintains his chambers in Eureka, he frequently sits in San Francisco. As a magistrate judge he has presided over issues involving civil rights, employment discrimination, Indian law, Endangered Species Act violations, as well as criminal and civil settlement conferences.

Judge Vadas received his undergraduate degree at the University of California at Santa Cruz in 1974 and his law degree from the University of California, Hastings College of the Law in 1978. Following law school he was a state and federal prosecutor for twenty-one years, where he gained criminal jury trial and appellate experience. He also spent five years in family law and juvenile dependency. He also has experience as an instructor at the College of the Redwoods Police Academy.

He is a member of the Magistrate Judges' Advisory Committee to the Federal Judicial Conferences.

BERNARD ZIMMERMAN



Magistrate Judge Bernard Zimmerman was appointed in 1995. With party consent, he has presided over a wide range of civil cases, including patent, trademark and copyright cases, class actions, contract and employment cases and civil rights, personal injury and admiralty cases. He has presided over more than 30 civil and criminal jury and bench trials and more than 1,000 settlement conferences. He chairs the court's Technology Committee and serves on the Media and Education Committees.

A 1970 graduate of the University of Chicago Law School, he clerked for the Honorable Frederick J.R. Heebe in the Eastern District of Louisiana and then taught law at the Louisiana State University Law Center. Returning to California, he was an associate and then partner at Pillsbury Madison & Sutro where he had a general litigation practice focusing on media, banking, construction, insurance and business issues. In 1995, he served as Legal Consultant to the Third Constitutional Convention of the Commonwealth of the Northern Mariana Islands. For the past two years, he has taught Federal Pretrial Litigation at Hastings College of the Law. He is a master of the Intellectual Property Inn of Court and has participated in numerous panels addressing issues such as ADR, class actions and discovery.

E-filing

CW

CV 09 1184

U.S. District Court Northern California

ECF Registration Information Handout

The case you are participating in has been designated for this court's Electronic Case Filing (ECF) Program, pursuant to Civil Local Rule 5-4 and General Order 45. This means that you **must** (check off the boxes ☑ when done):

- ☐ **1) Serve** this ECF Registration Information Handout on **all** parties in the case along with the complaint, or for removals, the removal notice. DO NOT serve the efiler application form, just this handout.

Each attorney representing a party must also:

- ☐ **2) Register** to become an efiler by filling out the efiler application form. Follow ALL the instructions on the form carefully. If you are already registered in this district, do not register again, your registration is valid for life on all ECF cases in this district.
- ☐ **3) Email** (do not efile) the complaint and, for removals, the removal notice and all attachments, in PDF format within ten business days, following the instructions below. You do not need to wait for your registration to be completed to email the court.
- ☐ **4)** Access dockets and documents using **PACER** (Public Access to Court Electronic Records). If your firm already has a PACER account, please use that - it is not necessary to have an individual account. PACER registration is free. If you need to establish or check on an account, visit: **http://pacer.psc.uscourts.gov** or call **(800) 676-6856**.

BY SIGNING AND SUBMITTING TO THE COURT A REQUEST FOR AN ECF USER ID AND PASSWORD, YOU CONSENT TO ENTRY OF YOUR E-MAIL ADDRESS INTO THE COURT'S ELECTRONIC SERVICE REGISTRY FOR ELECTRONIC SERVICE ON YOU OF ALL E-FILED PAPERS, PURSUANT TO RULES 77 and 5(b)(2)(D) (eff. 12.1.01) OF THE FEDERAL RULES OF CIVIL PROCEDURE.

All subsequent papers submitted by attorneys in this case shall be filed electronically. Unrepresented litigants must file and serve in paper form, unless prior leave to file electronically is obtained from the assigned judge.

ECF registration forms, interactive tutorials and complete instructions for efiling may be found on the ECF website: **http://ecf.cand.uscourts.gov**

Submitting Initiating Documents

PDF versions of all the initiating documents originally submitted to the court (Complaint or Notice of Removal, exhibits, etc.) must be **emailed (not efiled)** to the **PDF email box for the presiding judge** (not the referring judge, if there is one) **within 10 (ten) business days** of the opening of your case. For a complete list of the email addresses, please go to: **http://ecf.cand.uscourts.gov** and click on **[Judges]**.

You must include the case number and judge's initials in the subject line of all relevant emails to the court. You do not need to wait for your registration to email these documents.

These documents must be emailed instead of e-filed to prevent duplicate entries in the ECF system. All other documents must be e-filed from then on. You do not need to efile or email the Civil Cover Sheet, Summons, or any documents issued by the court at case opening; note that you do need to efile the Summons Returned.

Converting Documents to PDF

Conversion of a word processing document to a PDF file is required before any documents may be submitted to the Court's electronic filing system. Instructions for creating PDF files can be found at the ECF web site: **http://ecf.cand.uscourts.gov**, and click on **[FAQ]**.

Email Guidelines: When sending an email to the court, the subject line of the email **must** contain the **case number**, **judge's initials** and the **type of document(s)** you are sending, and/or the topic of the email.

Examples: The examples below assume your case number is 03-09999 before the Honorable Charles R. Breyer:

Type of Document	Email Subject Line Text
Complaint Only	03-09999 CRB Complaint
Complaint and Notice of Related Case	03-09999 CRB Complaint, Related Case
Complaint and Motion for Temporary Restraining Order	03-09999 CRB Complaint, TRO

Questions
Almost all questions can be answered in our **FAQs** at
http://ecf.cand.uscourts.gov, please check them first.

You may also email the ECF Help Desk at ECFhelpdesk@cand.uscourts.gov or call the toll-free ECF Help Desk number at: (866) 638-7829.

The ECF Help Desk is staffed Mondays through Fridays from 9:00am to 4:00pm Pacific time, excluding court holidays.

UNITED STATES DISTRICT COURT
NORTHERN DISTRICT OF CALIFORNIA

FRANK TACKMANN,

Plaintiff (s),

v.

OPPENHEIMERFUNDS INC.,

Defendant(s).

No. C 09-01184 CW

ORDER SETTING INITIAL CASE MANAGEMENT CONFERENCE AND ADR DEADLINES

IT IS HEREBY ORDERED that this action is assigned to the Honorable Claudia Wilken. When serving the complaint or notice of removal, the plaintiff or removing defendant must serve on all other parties a copy of this order and all other documents specified in Civil Local Rule 4-2. Counsel must comply with the case schedule listed below unless the Court otherwise orders.

IT IS FURTHER ORDERED that this action is assigned to the Alternative Dispute Resolution (ADR) Multi-Option Program governed by ADR Local Rule 3. Counsel and clients shall familiarize themselves with that rule and with the material entitled "Dispute Resolution Procedures in the Northern District of California" on the Court ADR Internet site at www.adr.cand.uscourts.gov. A limited number of printed copies are available from the Clerk's Office for parties in cases not subject to the court's Electronic Case Filing program (ECF).

IT IS FURTHER ORDERED that plaintiff or removing defendant serve upon all parties the brochure entitled "Consenting To A Magistrate Judge's Jurisdiction In The Northern District Of California," additional copies of which can be downloaded from the following Internet site: http://www.cand.uscourts.gov.

CASE SCHEDULE -ADR MULTI-OPTION PROGRAM

Date	Event	Governing Rule
3/18/2009	Complaint filed	
6/2/2009	*Last day to:	
	• meet and confer re: initial disclosures, early settlement, ADR process selection, and discovery plan	FRCivP 26(f) & ADR L.R.3-5
	• file ADR Certification signed by Parties and Counsel (form available at http://www.cand.uscourts.gov)	Civil L.R. 16-8 (b) & ADR L.R. 3-5(b)
	• file either Stipulation to ADR Process or Notice of Need for ADR Phone Conference (form available at http://www.cand.uscourts.gov)	Civil L.R. 16-8 (c) & ADR L.R. 3-5(b) & (c)

6/16/2009	Last day to file Rule 26(f) Report, complete initial disclosures or state objection in Rule 26(f) Report and file Case Management Statement per attached Standing Order re Contents of Joint Case Management Statement (also available at http://www.cand.uscourts.gov)	FRCivP 26(a) (1) Civil L.R . 16-9
6/23/2009	INITIAL CASE MANAGEMENT CONFERENCE (CMC) in Courtroom 2, Oakland at 2:00 PM	Civil L.R. 16-10

*If the Initial Case Management Conference is continued, the other deadlines are continued accordingly.

NOTICE

Case Management Conferences and Pretrial Conferences are conducted on **Tuesdays** at 2:00 p.m. **Criminal Law and Motion** calendar is conducted on **Wednesdays** at 2:00 p.m. for defendants in custody and 2:30 p.m. for defendants not in custody. **Civil Law and Motion** calendar is conducted on **Thursdays** at 2:00 p.m. Order of call is determined by the Court. Counsel need not reserve a hearing date for civil motions; however, counsel are advised to check the legal newspapers or the Court's website at www.cand.uscourts.gov for unavailable dates.

Motions for Summary Judgment: All issues shall be contained within one motion of 25 pages or less, made on 35 days notice. (See Civil L.R. 7-2). Separate statements of undisputed facts in support of or in opposition to motions for summary judgment will not be considered by the Court. (See Civil Local Rule 56-2(a)). The motion and opposition should include a statement of facts supported by citations to the declarations filed with respect to the motion. Evidentiary and procedural objections shall be contained within the motion, opposition or reply; separate motions to strike will not be considered by the Court. Any cross-motion shall be contained within the opposition to any motion for summary judgment, shall contain 25 pages or less, and shall be filed 21 days before the hearing. The reply to a motion may contain up to 15 pages, shall include the opposition to any cross-motion, and shall be filed 14 days before the hearing. (See Civil Local Rule 7-3). The Court may, *sua sponte* or pursuant to a motion under Civil L.R. 6-3, reschedule the hearing so as to give a moving party time to file a reply to any cross-motion.

All discovery motions are referred to a Magistrate Judge to be heard and considered at the convenience of his/her calendar. All such matters shall be noticed by the moving party for hearing on the assigned Magistrate Judge's regular law and motion calendar, or pursuant to that Judge's procedures.

Pursuant to General Order 45,§ VI.G, "In all cases subject to ECF, in addition to filing papers electronically, the parties are required to lodge for chambers **no later than noon on the business day following the day that the papers are filed electronically,** one paper copy of each document that is filed electronically."

(rev. 10/10/07)

STANDING ORDER FOR ALL JUDGES OF THE NORTHERN DISTRICT OF CALIFORNIA

CONTENTS OF JOINT CASE MANAGEMENT STATEMENT

Commencing March 1, 2007, all judges of the Northern District of California will require the identical information in Joint Case Management Statements filed pursuant to Civil Local Rule 16-9. The parties must include the following information in their statement which, except in unusually complex cases, should not exceed ten pages:

1. Jurisdiction and Service: The basis for the court's subject matter jurisdiction over plaintiff's claims and defendant's counterclaims, whether any issues exist regarding personal jurisdiction or venue, whether any parties remain to be served, and, if any parties remain to be served, a proposed deadline for service.

2. Facts: A brief chronology of the facts and a statement of the principal factual issues in dispute.

3. Legal Issues: A brief statement, without extended legal argument, of the disputed points of law, including reference to specific statutes and decisions.

4. Motions: All prior and pending motions, their current status, and any anticipated motions.

5. Amendment of Pleadings: The extent to which parties, claims, or defenses are expected to be added or dismissed and a proposed deadline for amending the pleadings.

6. Evidence Preservation: Steps taken to preserve evidence relevant to the issues reasonably evident in this action, including interdiction of any document-destruction program and any ongoing erasures of e-mails, voice mails, and other electronically-recorded material.

7. Disclosures: Whether there has been full and timely compliance with the initial disclosure requirements of Fed. R. Civ. P. 26 and a description of the disclosures made.

8. Discovery: Discovery taken to date, if any, the scope of anticipated discovery, any proposed limitations or modifications of the discovery rules, and a proposed discovery plan pursuant to Fed. R. Civ. P. 26(f).

9. Class Actions: If a class action, a proposal for how and when the class will be certified.

10. Related Cases: Any related cases or proceedings pending before another judge of this court, or before another court or administrative body.

11. Relief: All relief sought through complaint or counterclaim, including the amount of any

damages sought and a description of the bases on which damages are calculated. In addition, any party from whom damages are sought must describe the bases on which it contends damages should be calculated if liability is established.

12. Settlement and ADR: Prospects for settlement, ADR efforts to date, and a specific ADR plan for the case, including compliance with ADR L.R. 3-5 and a description of key discovery or motions necessary to position the parties to negotiate a resolution.

13. Consent to Magistrate Judge For All Purposes: Whether all parties will consent to have a magistrate judge conduct all further proceedings including trial and entry of judgment.

14. Other References: Whether the case is suitable for reference to binding arbitration, a special master, or the Judicial Panel on Multidistrict Litigation.

15. Narrowing of Issues: Issues that can be narrowed by agreement or by motion, suggestions to expedite the presentation of evidence at trial (e.g., through summaries or stipulated facts), and any request to bifurcate issues, claims, or defenses.

16. Expedited Schedule: Whether this is the type of case that can be handled on an expedited basis with streamlined procedures.

17. Scheduling: Proposed dates for designation of experts, discovery cutoff, hearing of dispositive motions, pretrial conference and trial.

18. Trial: Whether the case will be tried to a jury or to the court and the expected length of the trial.

19. Disclosure of Non-party Interested Entities or Persons: Whether each party has filed the "Certification of Interested Entities or Persons" required by Civil Local Rule 3-16. **In addition**, each party must restate in the case management statement the contents of its certification by identifying any persons, firms, partnerships, corporations (including parent corporations) or other entities known by the party to have either: (i) a financial interest in the subject matter in controversy or in a party to the proceeding; or (ii) any other kind of interest that could be substantially affected by the outcome of the proceeding.

20. Such other matters as may facilitate the just, speedy and inexpensive disposition of this matter.

WELCOME TO THE OAKLAND DIVISIONAL OFFICE OF THE UNITED STATES DISTRICT COURT

In addition to the Local Rules, the following guidelines have been provided to ensure that the filing process is accomplished with ease and accuracy. For additional information or assistance, please call the Clerk's Office in San Francisco, San Jose or Oakland.

1. Documents are to be filed in the Clerk's Office at the location of the chambers of the judge to whom the action has been assigned.

2. The Clerk's Office will retain the original plus one copy of most documents submitted. We will conform as many copies as you bring, within reason, for your use.

3. The copy retained goes directly to the assigned judge. Courtesy copies, or instructions for couriers to deliver a copy directly to chambers are inappropriate, unless you have been instructed to do so by court order.

4. In order to facilitate the file stamping process, each original document should be submitted on top of its copies. In other words, group like documents together–as opposed to a set of originals and separate sets of copies.

5. The case number must indicate whether it is a civil or criminal matter by the inclusion of **C** or **CR** at the beginning of the number. Miscellaneous and foreign judgment matters should also be indicated with initials **MISC** or **FJ** at the end of the case number.

6. The case number must include the <u>initials</u> of the judge and/or magistrate judge followed by the letters designating the case Arbitration(ARB), Early Neutral Evaluation (ENE) or Mediation (MED)–if assigned to one of those <u>Alternative Dispute Resolution (ADR) programs</u>.

7. The document caption should include the appropriate judge or magistrate judge involved in a particular matter or before whom an appearance is being made. This is especially important when submitting ***Settlement Conference Statements***.

8. Documents are to be stapled or Acco-fastened at the top. Backing, bindings and covers are not required or wanted. Two hole-punched originals will facilitate case processing.

9. Appropriate sized, stamped, self-addressed return envelopes are to be included with proposed orders or when filing documents by mail.

10. Proofs of service should be attached to the back of documents. If submitted separately, you must attach a pleading page to the front of the document showing case number and case caption.

11. There are no filing fees once a case has been opened until an appeal is filed or motion to proceed pro hac vice. See fee schedule for all fees.

12. New cases must be accompanied by a completed and signed Civil Cover Sheet, the filing fee or fee waiver request form and an original plus two copies of the complaint and any other documents. For Intellectual Property cases, please provide an original plus three copies of the complaint. Please present new cases for filing before 3:30p.m., as they take a considerable amount of time to process.

13. Copies of forms may be obtained at no charge. They may be picked up in person from any of the Clerk's Offices, by written request with a return envelope provided or down loaded from the "forms" section of the court's website.

14. Computer terminals allowing public access to case dockets and containing information regarding files at the Federal Records Center (FRC) are located in the reception area of the Clerk's Office at each of the three locations. Written instructions are posted by the terminals. Outside of the Clerk's Office, electronic access to dockets is available through PACER.

15. A file viewing room is located adjacent to the reception/filing area. Files may be viewed in this area after signing the log sheet and presenting identification. Files are to be returned in proper order to the clerk's desk. Under no circumstances are files to be removed from this area.

16. The Clerk's Office can only accept payment by exact change or check made payable to Clerk, U.S. District Court. No change can be made for fees or the public copy machine.

17. Pay copy machines are located in the file viewing room/area for public use at twenty five cents per page.

18. Drop boxes for filing when the Clerk's Office is closed are available at each of the three court locations in this district.